# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ardagh Metal Packaging S.A., CIK 0001845097
CUSIP: L02235106
Title of class of securities: Ordinary shares, with a nominal value of (euro)0.01 per share
Address of issuer's principal executive offices: 56, rue Charles Martel, Luxembourg, Luxembourg (N4), L-2134
Date of event which requires filing of this statement: 11/12/2025
Filed by CIK 0001689662
Persons authorized to receive notices and communications: Stefan Schellinger, Chief Financial Officer, 56, rue Charles Martel, Luxembourg, Luxembourg (N4), L-2134, 352 26 25 85 55

## Reporting persons
- Ardagh Holdings S.A.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 454,375,314; sole dispositive power 0; shared dispositive power 454,375,314; aggregate amount beneficially owned 454,375,314 (76.02% of the class)
  Comment: The percent of class was calculated based on 597,699,586 ordinary shares of Ardagh Metal Packaging S.A. (the "Issuer") outstanding as of November 13, 2025.
- Ardagh Group S.A. (CIK 0001689662): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 454,375,314; sole dispositive power 0; shared dispositive power 454,375,314; aggregate amount beneficially owned 454,375,314 (76.02% of the class)
  Comment: The percent of class was calculated based on 597,699,586 ordinary shares of the Issuer outstanding as of November 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, with a nominal value of (euro)0.01 per share
Name of issuer: Ardagh Metal Packaging S.A.
Address of issuer's principal executive offices: 56, rue Charles Martel, Luxembourg, Luxembourg (N4), L-2134

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by Ardagh Holdings S.A., formerly known as Yeoman Capital S.A. ("AHSA"), and Ardagh Group S.A. ("AGSA") (each, a "Reporting Person" and together the "Reporting Persons").

As a result of the Transactions (as defined in Item 4 below), AHSA became the owner of 100% of the equity interests in AGSA previously indirectly held by ARD Holdings S.A., and may be deemed to be the ultimate beneficial owner of the ordinary shares of the Issuer directly held by Ardagh Investments Sarl, a wholly-owned direct subsidiary of Ardagh Investments Holdings Sarl, which is itself a wholly-owned direct subsidiary of AGSA (together, the "Intermediate Subsidiaries"). AGSA, ARD Holdings S.A. and Paul Coulson previously reported their beneficial ownership of ordinary shares of the Issuer indirectly held by AGSA through the Intermediate Subsidiaries on Amendment No. 3 to Schedule 13G, filed with the Securities and Exchange Commission on November 20, 2025 (the "Exit 13G").
Residence or business address:
The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of each Reporting Person are listed on Schedule I hereto.

The address of both Reporting Persons is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.
Present principal occupation or employment: Ardagh Holdings S.A. and Ardagh Group S.A. are public limited liability companies (societe anonyme) incorporated and existing under the laws of Luxembourg.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Persons' nationality is Luxembourgish.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 hereto is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
As previously disclosed in the Exit 13G, AGSA previously held and, after giving effect to the Transactions continues to hold, 454,375,314 ordinary shares of the Issuer indirectly through the Intermediate Subsidiaries.

The recapitalization transactions effected by AGSA and its affiliates (the "Transactions") are described in more detail in that certain Transaction Support Agreement, dated July 28, 2025 (the "TSA"), by and among AGSA, certain affiliated entities of AGSA, certain holders of indebtedness of such affiliated entities (the "Noteholders"), AHSA, Paul Coulson, and an exchange agent, and in related announcements made by AGSA and certain of its affiliates.

The purpose of the Transactions was to effect a comprehensive recapitalization of AGSA and certain of its affiliates. Among other matters, one part of the Transactions involved the transfer of all the issued and outstanding shares of AHSA previously held by affiliates of AGSA, ARD Holdings S.A. and Paul Coulson to the holders of certain indebtedness of AGSA and its affiliates. The aggregate purchase price for the shares of AHSA was approximately $300 million, which was paid in cash at closing. Immediately following the acquisition of AHSA, all of the issued shares of AGSA were transferred to AHSA for no consideration, as a result of a Luxembourg share pledge appropriation instructed by certain of the Noteholders.

As a result of the Transactions, AHSA became the direct holder of 100% of the equity interests of AGSA and therefore may be deemed to be the beneficial owner of the ordinary shares of the Issuer indirectly held by AGSA through the Intermediate Subsidiaries, for purposes of Section 13 of the Securities Exchange Act of 1934.

General

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's ordinary shares; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional ordinary shares of the Issuer, or sell all or a portion of the ordinary shares then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer's board of directors (the "Board"), other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the ordinary shares of the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board. In connection with any of the foregoing actions, the Reporting Persons may retain advisers, engage in discussions or, subject to the Shareholders Agreement (described in Item 6 below) between AGSA and the Issuer, share confidential information of the Issuer. In addition, under its Shareholders Agreement with AGSA, the Issuer has agreed not to take certain actions without the prior written consent of AGSA, which AGSA may determine to give or withhold in its discretion.

Other than as described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate such plans or proposals, and to take such actions as they may deem appropriate in light of the matters described above or other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth on lines 11 and 13 of the cover pages hereto is incorporated by reference into this Item 5(a).

The percent of class is calculated based on 597,699,586 ordinary shares of the Issuer outstanding as of November 13, 2025, based on information received from the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth on lines 7 through 10 of the cover pages hereto is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Neither of the Reporting Persons has effected any transactions in the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Transaction Support Agreement

The information set forth in Item 4 hereto regarding the TSA is incorporated by reference into this Item 6.

Shareholders Agreement

As previously disclosed, on August 4, 2021, AGSA and the Issuer entered into a Shareholders Agreement, pursuant to which, among other things, AGSA has the right to nominate nine directors, including the chair, to the Issuer's Board, of whom at least three must satisfy the independence requirements of NYSE. In addition, for so long as AGSA holds at least 20% of the outstanding ordinary shares of the Issuer, AGSA will have the right to: (A) nominate a number of directors to the Issuer's Board at least proportional to the number of outstanding ordinary shares of the Issuer indirectly owned by AGSA; (B) designate the chairperson of the Board of the Issuer (who need not be a nominee of AGSA); and (C) appoint a number of representatives to each committee of the Board of the Issuer that is at least proportional to the number of outstanding ordinary shares of the Issuer indirectly owned by AGSA, and for so long as AGSA holds at least 40% of the outstanding ordinary shares of the Issuer, the following actions may not be taken (or agreed to be taken) by the Issuer without the prior written consent of AGSA: (a) the sale of greater than 40% of the assets or voting securities of the Issuer (with certain exceptions); (b) voluntary liquidation or dissolution of the Issuer; (c) any amendment of the Issuer's articles of association that materially and adversely affects AGSA in its capacity as a shareholder; (d) relocation of the Issuer's corporate headquarters; (e) change to the Issuer's corporate name; or (f) any corporate action that would materially adversely affect any of the foregoing approval rights.

Pledge Agreements

On November 12, 2025, AGSA entered into a share pledge agreement (the "AGHS Pledge Agreement") with Ardagh Group Holdings Sarl ("AGHS") as company and GLAS SAS, as security agent (the "Security Agent"). Pursuant to the AGHS Pledge Agreement, AGSA pledged its shares in AGHS as collateral to secure debt instruments incurred by AGSA and by indirect subsidiaries of AGSA (together with AGSA, the "Group"). The pledge over the AGHS shares secures, among other things, first and second lien indebtedness incurred by the Group under certain senior secured notes and the indebtedness incurred under certain credit and guaranty agreement originally dated December 7, 2017 (as amended and restated from time to time) (the "Group Debt"). In the event of default, the Security Agent will have the right to enforce its right under the AGHS Pledge Agreement, including, among other things, the right to appropriate the AGHS shares.

On November 12, 2025, AGHS granted a share pledge over its shares in Ardagh Investments Holdings Sarl and Ardagh Investments Holdings Sarl granted a share pledge over its shares in Ardagh Investments Sarl, both share pledge agreements have been granted in favor of the Security Agent to secure the Group Debt. In the event of default, the Security Agent will have the right to enforce its rights thereunder, including, among other things, the right to exercise the voting rights in relation to the shares of Ardagh Investments Holdings Sarl and/or Ardagh Investments Sarl or to appropriate such shares.

On November 12, 2025, Ardagh Investments Sarl entered into a share pledge agreement (the "AIS Pledge Agreement") with the Issuer as company and the Security Agent, as security agent. Pursuant to the AIS Pledge Agreement, Ardagh Investments Sarl, a wholly owned indirect subsidiary of AGSA, pledged its ordinary shares of the Issuer and 56,306,306 non-convertible, non-voting 9% cumulative preferred shares, nominal value of (euro)4.44 per preferred share, held by AGSA as collateral to secure the Group Debt. In the event of default, the Security Agent will have the right to enforce its rights under the AIS Pledge Agreement, including the right to exercise the voting rights in relation to the pledged ordinary shares of the Issuer and to receive distributions in respect of the pledged ordinary shares and preferred shares of the Issuer.

Business Combination Agreement and Registration Rights and Lock-Up Agreement

As previously disclosed, on February 22, 2021, Gores Holdings V, Inc. ("GHV"), the Issuer, AGSA and Ardagh MP MergeCo Inc. ("MergeCo") entered into that certain Business Combination Agreement (as amended, the "Business Combination Agreement") pursuant to which the transactions contemplated by the Business Combination Agreement (the "Business Combination") were consummated.

Under the Business Combination Agreement, AGSA has the right to receive, during the five-year period commencing 180 days after August 4, 2021, the closing date of the Business Combination, up to 60,730,000 additional ordinary shares of the Issuer in five equal installments if the volume weighted average price of ordinary shares of the Issuer over any 10-day trading period is greater than or equal to $13.00, $15.00, $16.50, $18.00 or $19.50, as applicable.

In connection with the closing of the Business Combination, as previously disclosed, the Issuer, GHV and the independent directors of the Issuer, and AGSA entered into a Registration Rights and Lock-Up Agreement (the "Registration Rights and Lock-Up Agreement") that provides AGSA with customary demand and piggyback registration rights with respect to its ordinary shares of the Issuer.

The foregoing descriptions of the TSA, the Shareholders Agreement, the pledge agreements described above, the Business Combination Agreement, and the Registration Rights and Lock-Up Agreement do not purport to be complete. Copies of the TSA, the Shareholders Agreement, the Business Combination Agreement and the Registration Rights and Lock-Up Agreement, are attached or linked hereto as Exhibits 99.2, 99.3, 99.4, and 99.5, respectively, and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

99.1 Joint Filing Agreement, dated November 19, 2025, by and between Ardagh Group S.A. and Ardagh Holdings S.A.

99.2 Transaction Support Agreement, dated July 28, 2025, by and among Ardagh Group S.A., certain affiliated entities of Ardagh Group S.A., certain holders of indebtedness of such affiliated entities, Ardagh Holdings S.A., formerly known as Yeoman Capital S.A., Paul Coulson, and an exchange agent. Certain personal information has been redacted from Exhibit 99.2 pursuant to Item 601(a)(6) of Regulation S-K.

99.3 2021 Shareholders Agreement, dated August 4, 2021, by and between Ardagh Group S.A. and Ardagh Metal Packaging S.A (incorporated herein by reference to Exhibit 4.6 to the Shell Company Report on Form 20-F filed August 10, 2021 (File No. 001-40709)).

99.4 Exhibit A to Second Amendment (Business Combination Agreement, as amended and restated) (incorporated by reference to Exhibit 2.3(a) to the Registration Statement on Form F-4/A filed June 1, 2021 (File No. 333-254005)).

99.5 Registration Rights and Lock-Up Agreement, dated as of August 4, 2021, by and among Ardagh Group S.A., Ardagh Metal Packaging S.A., Gores Holdings V Sponsor LLC and certain persons associated with Gores Holdings V Sponsor LLC (incorporated by reference to Exhibit 4.5 to the Shell Company Report on Form 20-F filed August 10, 2021 (File No. 001-40709)).

## Signatures
- Ardagh Holdings S.A.: /s/ Mark Porto, Mark Porto / Director (11/19/2025)
- Ardagh Holdings S.A.: /s/ Herman Troskie, Herman Troskie / Director (11/19/2025)
- Ardagh Group S.A.: /s/ Mark Porto, Mark Porto / Director (11/19/2025)
- Ardagh Group S.A.: /s/ Herman Troskie, Herman Troskie / Director (11/19/2025)